HALE AND DORR LLP
COUNSELLORS AT LAW

www.haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

02060082

WENDELL C. TAYLOR
617-526-6335
wendell.taylor@haledorr.com

November 21, 2002

RECD S.E.C.
NOV 2 1 2002
1086

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

SUPPL

By Hand

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: BETA Systems Software Aktiengesellschaft
Submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
(Rule 12g3-2(b) File No. 82-4631)

Ladies and Gentlemen:

Enclosed for filing on behalf of Beta Systems Software AG (the "Company"), pursuant to Rule 12g3-2(b)(1)(i), File No. 82-4631, is one copy of the Company's Report for the Third Quarter and the First Nine Months ended September 30, 2002.

If you have any questions regarding this submission or require additional information, please feel free to contact me at (617) 526-6335.

Please acknowledge receipt and filing of the enclosed materials by stamping the enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Wendell C. Taylor

WCT:bas
Enclosures

_betasystems

QUARTERLY REPORT

BETA SYSTEMS SOFTWARE AG ANNOUNCES RESULTS FOR THE THIRD QUARTER 2002

- **Third quarter profitable despite fall in revenues**
- **Results were close to break even for the first nine months of 2002**
- **Implementation of action plan for Storage Management business unit by the end of the year**

Berlin, November 8, 2002 – Beta Systems Software AG, Berlin, a leading provider of high-performance intelligent data management solutions, today announced its results for the third quarter and the first nine months ended September 30, 2002.

Financial Highlights Third Quarter 2002

- Third quarter returned to profitability: earnings before taxes of Euro 0.3 million (Q3 2001: loss before taxes of Euro 1.4 million)
- Revenues dropped by 9.4% to Euro 9.4 million (Q3 2001: Euro 10.4 million)
- Costs were reduced by 9.1%: operating expenses fell by nearly Euro 1.0 million to Euro 7.6 million (Q3 2001: Euro 8.4 million)
- Operating loss was reduced by 33.4% to Euro 0.5 million (Q3 2001: loss of Euro 0.8 million)
- Slight net loss of Euro 209,000 or Euro 0.05 per share
  (Q3 2001: net loss of Euro 1.6 million; net loss of Euro 0.40 per share)

Financial Highlights First Nine Months 2002

- Results were close to break even: loss before taxes limited to Euro 111,000
  (9M 2001: loss of Euro 7.4 million)
- Revenues increased by 4.3% to Euro 30.6 million (9M 2001: Euro 29.4 million)
- Costs were reduced by more than 10%: operating expenses fell by Euro 3.5 million to Euro 25.7 million (9M 2001: Euro 29.2 million)
- Comprehensive turnaround measures began to take effect: slight net loss of Euro 372,000 or Euro 0.10 per share (9M 2001: net loss of Euro 8.7 million or Euro 2.21 per share)
- Positive cash flow amounted to approx. Euro 4.1 million in the first nine months of 2002
- Substantial cash and cash equivalents of Euro 17.8 million

Management Comments

Commenting on the results, Karl-Joachim Veigel, CEO of Beta Systems, stated: "The fall in license revenues in the third quarter was a direct result of extremely difficult trading conditions witnessed throughout the entire software industry. We are expecting to see a long-term change in our customers' investment behavior, characterized by extended decision-making cycles, the postponement of projects and budgetary cuts in the area of information technology (IT)."

Mr. Veigel added, "Despite the prevailing economic malaise, we have been able to encourage several customers to make substantial long-term investments in Systems Management software developed by Beta Systems. The year-on-year rise in maintenance revenues of nearly 10 percent is proof of our strong position as a trusted and long-term partner to our customers. At the same time, our incisive implementation of an 'Eight Step' turnaround program has prepared Beta Systems for the difficult economic conditions we are currently having to contend with. Aided by these measures, we have succeeded in reining back spending and improving efficiency levels when it comes to operating activities. As a direct result, the Company has managed to return to profitability in the third quarter despite lower sales."

"Our business units Document/Output Management and Data Center Management have been operating profitably for four quarters in succession. As regards to our Storage Management business unit, we have implemented the measures announced in the second quarter and will be completing this action plan in the course of the fourth quarter. We are confident that turnaround within this area will be achieved by the end of 2002, to such an extent that this business unit will no longer be generating negative results," said Mr. Veigel.

Mr. Veigel concluded: "Due to the current economic uncertainties, in fiscal 2002 Beta Systems expects to achieve revenues comparable to those seen in the previous fiscal year. However, based on the information currently available to us, we believe that the Company will post positive pre-tax earnings for the full fiscal year 2002, which is also a tribute to the favorable development witnessed in the third quarter."

Operational and General Development

- Technology partnership with IBM has been extended:
  Beta Systems named an "Advanced Business Partner"
- Progress was made with the action plan for the Storage Management business unit:
  Plan to be fully implemented by end of the year
- "Center Services" to be established:
  Central organizational unit will be created for all services offered by the Company

- DMS Expo Europe 2002: Beta Systems showcased platform-independent distribution and archiving of print output, electronic forms for government departments and overdraft lists for Germany's Sparkasse savings banks

Technology partnership with IBM has been extended

In the third quarter, Beta Systems was awarded the status of "Advanced Business Partner" by the IBM Corporation. IBM Advanced Business Partners for Systems & Services are enterprises that are committed to superior quality throughout their company and meet the standards specified by IBM in terms of sales, technology and financing. Beta Systems fulfills the extremely high quality standards set by IBM's customers.

As an Advanced Business Partner, Beta Systems will be able to cooperate even more closely with IBM in the area of software development; the Company will also gain access to a number of resources, such as information about state-of-the-art technology, as well as technical support, additional financing opportunities and assistance with marketing and sales activities.

Progress was made with the action plan for the Storage Management business unit

The majority of measures within the action plan for the Storage Management business, as decided on in Q2 2002, were implemented in the course of the third quarter. Staffing levels of the Company's Tantia subsidiary at its office location in Boulder, Colorado (US) were cut, leaving only a team responsible for managing the transition; full HR streamlining at this location will completed by the end of November 2002.

In parallel, the Company stepped up negotiations with strategic investors operating in the Storage sector, with the express purpose of finding a suitable partner for the Tantia development unit based in Calgary (Canada). Advanced negotiations have already been held with a number of enterprises. However, up to now, the outcomes of these meetings have failed to meet the expectations of Beta Systems' management.

Regardless of these developments, Beta Systems has already implemented – and this process will continue in the future – further cost-cutting measures at the Company's location in Calgary, thus reacting to the current revenue scenario in North America and Europe. This includes personnel measures. As a result of the cost-cutting measures already in place, the number of employees at Tantia Technologies was reduced from 68 at the end of the second quarter to 53 at the end of the third quarter; this personnel base will be reduced further by the end of the fiscal year 2002. The remaining key personnel will ensure maintenance, support, adaptation and further development of the Storage Management products.

The main objective of this action plan is to safeguard Beta Systems' earnings targets for 2002. The provisions of Euro 1.0 million already recognized at Group level in the second quarter of 2002 have proved sufficient, and therefore no additional provisions will be required.

"Center Services" will be established

In recognition of the growing importance of services to the further development of the Company, the management has decided to establish a "Center Services" effective from the fourth quarter of 2002.

This unit will pool the related activities of maintenance and servicing, support and hotline, consulting and advanced services (installation, system design, implementation, migration and IT project management), training as well as outsourcing activities (e.g. former 24/7 support services) and manage them centrally.

The rationale behind this decision is to provide a tighter network of services, thus generating even more substantial added value when it comes to high-end product support for Beta Systems' customers.

In order to exploit existing sales-channel synergies, the Center Services will be integrated into the Marketing & Sales unit headed by Ralf Männlein, a member of the Management Board.

DMS Expo Europe 2002

Beta Systems Software AG presented its Output Management solutions at this year's DMS Expo Europe, held in Essen, Germany from September 3-5, 2002. These solutions are designed specifically for the high-performance distribution of print output from data centers to the respective Company departments. Some of the key areas of focus were the deployment of Beta Systems' VIDiDOC product suite in an SAP R/3 environment and the use of IBM zServers under Linux as a server component.

The tailor-made applications for government departments and Germany's Sparkasse network of banks – based on the above-mentioned software – proved to be extremely popular. Representatives from these sectors gained first-hand information on the use of Beta Systems' VIDiDOC solution designed to achieve more efficient and cost-effective processing and archiving of data. In these sectors, the processing of hard-copy lists is still common practice. These masses of paper have to be transported, distributed, processed and stored – an expensive procedure.

In addition to its cutting-edge software solution for banks, Beta Systems also showcased an application allowing online processing of electronic forms for government bodies and other institutions. This solution is designed to automatize the compilation and processing of payment instructions, while also offering direct access to master data stored in the data center.

Revenue Development

The Company's sales revenues are generated through software licenses, maintenance agreements and professional services. Revenue amounted to Euro 9.4 million in the third quarter of 2002, which is Euro 1.0 million lower than in the same period of the previous year. This equates to a year-on-year fall in revenue of 9.4%.

In the third quarter, revenues from licenses fell by 33.4% to Euro 2.9 million, down from Euro 4.4 million. This decline is mainly the result of a decrease in new license sales and, to a lesser extent, a reduction in the number of license upgrades. Revenues from new licenses amounted to Euro 1.4 million in the third quarter of 2002 (Q3 2001: Euro 2.5 million). This corresponds to a decline of 44.9%. At the same time revenues from license upgrades fell by 11.7% to Euro 1.5 million in the third quarter of 2002 (Q3 2001: Euro 1.7 million). Maintenance revenues rose to Euro 5.9 million in the period under review, after Euro 5.4 million generated in the third quarter of 2001. This corresponds to an increase of 10.2%. Revenues generated by Professional Services amounted to Euro 0.6 million, which is comparable to the figure achieved in the same period last year.

Performance of Business Units

In Q3 2002, revenues generated in the business units Document Management, Storage Management and Data Center Management amounted to 37.7%, 11.5% and 50.8% of revenues respectively, in contrast to 32.4%, 12.5% and 55.1% respectively in the same period last year. In relation to the third quarter of fiscal 2001, revenues achieved by the Document Management business unit rose by 5.4%, while the Data Center Management and Storage Management business units recorded a fall of 16.4%.

Operating income for the Data Center Management business unit stood at Euro 0.4 million in the period under review (Q3 2001: Euro 1.2 million). The Document Management business unit recorded an operating income of Euro 0.1 million (Q3 2001: Euro 0.1 million). The operating loss recorded by the Storage Management business unit fell to Euro 1.0 million in the period under review (Q3 2001: Euro 1.9 million).

Gross Profit

Beta Systems' gross profit fell to Euro 7.1 million in the third quarter of 2002 (Q3 2001: Euro 7.7 million). The gross margin was up from 74.1% in the previous year to 75.8% in the third quarter of 2002. This increase is the direct result of the reduction in license costs, which in turn stems from lower charges regarding amortization of capitalized software development costs as well as impairment charges recognized in the previous year. At the same time the Services unit posted a gross loss in the period under review.

Costs and Expenses Development

Operating expenses fell by Euro 0.9 million, i.e. 9.1%, to Euro 7.6 million in the third quarter of 2002 (Q3 2001: Euro 8.4 million). The substantial reductions achieved in the area of general and administrative expenses as well as selling expenses proved more than sufficient to offset the Company's increased capital expenditure on research and development.

General and administrative expenses fell by 22.6% to Euro 2.2 million (Q3 2001: Euro 2.8 million) while selling expenses fell by 8.6% year on year. The main focus in terms of development work conducted by the Data Center Management business unit was on developing and enhancing the product lines for Workload and Security under Linux and Unix. The Document/Output Management unit developed add-on components and extensions for the VIDiDOC® Output Management product suite, particularly for open systems environments and large-scale SAP installations, as well as new sector-specific solutions for government departments and banks. Research and development costs grew by 14.1% to Euro 1.8 million in the third quarter of 2002 (Q3 2001: Euro 1.6 million).

As a percentage of total revenues, operating expenses fell to 81.3% in the third quarter of fiscal 2002, which is comparable to the percentage figure recorded in Q3 2001.

Income

The operating loss for the third quarter of fiscal 2002 fell by 33.4% to Euro 0.5 million (Q3 2001: Euro 0.8 million). The Company generated other income amounting to Euro 0.6 million. At Euro 0.1 million, earnings before interest and taxes (EBIT) were above par in the third quarter of 2002. In contrast, the loss before interest and taxes posted in the third quarter of 2001 amounted to Euro 1.6 million. Interest income remained unchanged at Euro 0.2 million. Overall, the Company posted earnings before taxes of Euro 0.3 million in Q3 2002 (Q3 2001: loss before taxes of Euro 1.4 million).

Tax Expenses and Net Income

In the third quarter of 2002, the total tax expense for the Group stood at Euro 0.5 million. This resulted in a net loss of Euro 209,000 for Q3 2002, which equates to a loss of Euro 0.05 per share and represents an improvement of 86.7% on the net loss of Euro 1.6 million, i.e. Euro 0.40 per share, recorded in the third quarter of 2001. The weighted-average number of shares outstanding was 3,957,718 in the third quarter of 2002, in contrast to 3,914,626 in Q3 2001.

Financial Position

As of September 30, 2002, the Company had cash and cash equivalents of Euro 17.8 million, as well as short-term bank deposits and marketable securities of Euro 3.1 million and shareholders' equity of Euro 27.3 million. During the first quarter of 2002 the Company modernized its development and test center in Berlin and financed these activities by means of a capital lease obligation. As part of this obligation, an amount of Euro 0.1 million was paid in the third quarter of 2002.

Personnel Development

As of September 30, 2002, Beta Systems Software AG employed 323 people, as compared to 334 employees at the end of Q2 2002 and compared to 322 at the end of Q3 2001, respectively.

Conference Call

The Management Board will comment on the financial results for the third quarter of 2002 as part of a conference call to be held on November 8, 2002. The conference call will take place at **11:00 CET**. Dial-in number **+49 (0)6074 8648 (Access Code: "betasystems")**. After conclusion of the conference call, an instant replay service will be available for 24 hours. The recording can be accessed by calling +49 (0) 69 - 56 60 81 11 (Access-Code: 124 329). If there are any questions prior to the conference call, please do not hesitate to contact Mr. Arne Bassler on +49 (0)30 726 118 170.

Berlin, November 8, 2002

The Management Board

Beta Systems Software AG, Berlin, Germany

Beta Systems Software AG, (Neuer Markt: BSS), is a leading provider of high performance intelligent data management solutions. The Company supplies software that allows companies to streamline and manage their Data Center, Storage and Document Management processes. Beta Systems specializes in the automation and optimization of its customer's voluminous data processes, focusing on the handling, storage and distribution of data and documents in the most cost effective and intelligent way. Beta Systems' clients are typically large organizations in the industry, finance, telecommunications, energy, service and public sectors whose traditional methods of data management involved cumbersome time, money and other resources consuming procedures. Many of the solutions developed by Beta Systems are open architecture in nature and create an information infrastructure that reduces the past complexities of information management. Beta Systems' products are distributed worldwide by its own and partner organizations. The Company has been publicly traded since 1997 and has 323 employees worldwide (as of September 2002). For more information, please visit the corporate homepage at www.betasystems.com.

Contacts:

Investor Relations
Arne Bassler
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -170
Fax: +49 (0)30 726 118 -881
e-mail: arne.bassler@betasystems.com

Public Relations
Stefanie Katrin Fehse
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -674
Fax: +49 (0)30 726 118 -852
e-mail: stefanie.fehse@betasystems.com

_betasystems

Beta Systems Software AG
Consolidated Statement of Income
(In US GAAP, Euro in thousands, except per share amounts)
(unaudited)

	Three months ended September 30, 2001	Three months ended September 30, 2002	Nine months ended September 30, 2001	Nine months ended September 30, 2002
Revenues:				
Product license	4,386	**2,920**	11,586	**11,478**
Maintenance	5,358	**5,906**	15,729	**17,189**
Service	614	**564**	2,036	**1,959**
Total revenues	10,358	**9,390**	29,351	**30,626**
Cost of revenues:				
Product license	852	**337**	2,514	**1,075**
Maintenance	1,285	**1,298**	4,065	**4,076**
Service	550	**634**	1,493	**1,839**
Total cost of revenues	2,687	**2,269**	8,072	**6,990**
Gross profit	7,671	**7,121**	21,279	**23,636**
Operating expenses:				
Selling	3,985	**3,645**	11,916	**12,340**
General and administrative	2,847	**2,204**	8,618	**7,248**
Research and development	1,565	**1,786**	4,988	**6,119**
Amortization of intangible assets	46	**0**	3,684	**0**
Severance payments	0	**0**	11	**0**
Total operating expenses	8,443	**7,635**	29,217	**25,707**
Operating loss	(772)	**(514)**	(7,938)	**(2,071)**
Other income (expense)	(805)	**633**	(25)	**1,450**
Interest income	186	**189**	522	**510**
Income (loss) before income taxes and minority interest	(1,391)	**308**	(7,441)	**(111)**
Provision for income taxes	184	**521**	1,298	**278**
Minority interest in earnings of subsidiary	0	**(4)**	0	**(17)**
Net loss	(1,575)	**(209)**	(8,739)	**(372)**
Weighted average number of shares outstanding during the period				
Basic and diluted	3,957,718	**3,914,626**	3,957,960	**3,914,626**
Net loss per ordinary share				
Basic and diluted	(0.40)	**(0.05)**	(2.21)	**(0.10)**
Number of employees	322	**323**	322	**323**

See accompanying notes to consolidated financial statements

_betasystems

Beta Systems Software AG
Condensed Consolidated Balance Sheet
(In US GAAP, Euro in thousands)

	At December 31, 2001 (audited)	At September 30, 2002 (unaudited)
Current assets:		
Cash and cash equivalents	13,658	**17,754**
Short-term bank deposits	0	**2,500**
Marketable securities available for sale, at fair value	1,342	**619**
Accounts receivable, net	21,863	**15,482**
Other current assets	4,445	**4,252**
Total current assets	41,308	**40,607**
Property and equipment, net	2,899	**3,494**
Capitalized software development costs, net	3,205	**3,322**
Other intangible assets, net	339	**308**
Other assets	3,065	**4,016**
Total assets	50,816	**51,747**
Current liabilities:		
Short-term debt, including current portion of long-term debt	0	**347**
Accounts payable	1,142	**603**
Deferred revenue	10,698	**12,654**
Other current liabilities	9,170	**8,875**
Total current liabilities	21,010	**22,479**
Long-term debt and capital lease obligations	63	**505**
Other liabilities	1,352	**1,602**
Total liabilities	22,425	**24,586**
Minority interest	(112)	**(129)**
Shareholders' equity	28,503	**27,290**
Total liabilities and shareholders' equity	50,816	**51,747**

See accompanying notes to consolidated financial statements

_betasystems

Beta Systems Software AG
Condensed Consolidated Statement of Cash Flows
(In US GAAP, Euro in thousands)
(unaudited)

	Nine months ended September 30, 2001	2002
Operating activities:		
Net loss	(8,739)	(372)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	6,656	1,908
Change in working capital and other adjustments	8,843	6,784
Net cash provided by operating activities	6,760	8,320
Investing activities:		
Purchase of property and equipment, net of disposals	(1,421)	(105)
Capitalization of software development costs	(880)	(930)
Investment in short-term bank deposits	0	(2,500)
Net cash used in investing activities	(2,301)	(3,535)
Financing activities:		
Net change in short-term borrowings and long term-debt	(12)	0
Proceeds from issuance of long-term debt	0	7
Repayment of long-term debt	0	(277)
Treasury Stock	(123)	0
Net cash used in financing activities	(135)	(270)
Effect of exchange rate changes on cash	(23)	(419)
Increase in cash and cash equivalents	4,301	4,096
Cash and cash equivalents at beginning of period	9,399	13,658
Cash and cash equivalents at end of period	13,700	17,754
Supplementary cash flow disclosures :		
Non-cash investing activities		
Purchase of equipment through capital lease obligation	0	1,119

See accompanying notes to consolidated financial statements

Beta Systems Software AG and Subsidiaries
Consolidated Statement of Shareholders' Equity
(In US GAAP, Euro in thousands) (unaudited)

	Ordinary shares		Capital	Unearned	Accumulated	Accumu-	Compre-	Treasury Stock		Total
	Number of shares issued	Nominal amount	in excess of par value	deferred compensation	other compre hensive income	lated deficit	hensive income (loss)	Number of shares	Amount, at cost	Shareholders' equity
December 31, 2000	3,970,560	10,151	38,623	(1,263)	2,225	(10,940)		(12,477)	(255)	38,541
of ordinary shares	4,371	11	36	-	-	-		(47,828)	(164)	(117)
	-	-	-	-	-	(10,505)	(10,505)	-	-	(10,505)
mprehensive income, net of tax effect										
alized gains on investment securities	-	-	-	-	28	-	28	-	-	
gn currency translation adjustments					107		107			
mprehensive income	-	-	-	-		-	135	-	-	135
nprehensive loss	-	-	-	-	-	-	(10,370)	-	-	
sation related to stock options vesting	-	-	57	392	-	-		-	-	449
December 31, 2001	3,974,931	10,162	38,716	(871)	2,360	(21,445)		(60,305)	(419)	28,503
of ordinary shares	-	-	-	-	-	-		-	-	-
	-	-	-	-	-	(372)	(372)	-	-	(372)
mprehensive loss, net of tax effect										
alized loss on investment securities	-	-	-	-	-	-	(424)	-	-	-
ncy translation adjustments	-	-	-	-	-	-	(624)	-	-	-
mprehensive loss	-	-	-	-	(1,048)	-	(1,048)	-	-	(1,048)
nprehensive loss	-	-	-	-	-	-	(1,420)	-	-	-
sation related to stock options vesting	-	-	-	207	-	-	-	-	-	207
September 30, 2002	3,974,931	10,162	38,716	(664)	1,312	(21,817)		(60,305)	(419)	27,290

See accompanying notes to consolidated financial statements

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements (Euro in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Description of Business - Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe, North America and Australia.

Basis of Presentation - The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002. For further information, refer to the Company's financial statements and footnotes thereto for the fiscal year ended December 31, 2001.

Principles of Consolidation - All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

Foreign Currencies - The balance sheets of foreign subsidiaries have been translated to Euro on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period.

Revenue Recognition - Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value. Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed.

Research and Development and Capitalized Software Development Costs - Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers. Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

Advertising Costs - Advertising costs are charged to expense as incurred.

Cash and Cash Equivalents - Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.

Property and Equipment - Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line and accelerated methods over the assets' useful lives as follows: building improvements - 5 to 10 years; computer equipment - 3 to 5 years; facilities and office equipment - 3 to 10 years.

Intangible Assets - Intangible assets are reviewed for impairment and amortized over their estimated useful lives to their estimated residual values. Goodwill is tested at least annually in accordance with the provisions of SFAS No. 142.

Other Assets - Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value.

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

Marketable Equity Securities - In accordance with SFAS No. 115 the Company has classified these securities a "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

Fair Value of Financial Instruments - Financial instruments of the Company consist preliminary of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value due to the short maturity of such instruments.

Stock Option Plans - The Company accounts for its stock incentive plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Net Loss Per Share - Basic net loss per ordinary share has been calculated by dividing the net loss by the weighted average number of ordinary shares outstanding during each period. Diluted net loss per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities. The effect of stock options was not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	Three months ended September 30,		**Nine months ended September**	
	2001	**2002**	**2001**	**2002**
Net loss, basic and diluted	(1,575)	**(209)**	(8,739)	**(372)**
Weighted average shares, basic and diluted	3,957,718	**3,914,626**	3,957,960	**3,914,626**

Because the effect of stock options outstanding in 2001 and in the period ended 30 September 2002 would have been anti-dilutive, basic and diluted net loss per share are the same for all periods presented.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications were made to the consolidated financial statements for the prior year to conform to the 2002 presentation.

2. Segment Information

The Company's operating segments are based on Company's key business areas. All entities derive revenues from sales of product licenses as well as maintenance and consulting services.

The operating segments, which have similar economic characteristics, are aggregated as follows:

	Storage Management	**Data Center Management**	**Document Management**	**Total**
Three months ended September 30, 2001				
Revenues from external customers	1,290	5,708	3,360	10,358
Intersegment revenues	203	896	527	1,626
	1,493	6,604	3,887	11,984
Operating income (loss) before taxes	(1,900)	1,255	(82)	(727)

_betasystems

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

	Storage Management	Data Center Management	Document Management	Total
Three months ended September 30, 2002				
Revenues from external customers	1,078	4,771	3,541	9,390
Intersegment revenues	240	1,051	783	2,074
	1,318	5,822	4,324	11,464
Operating income (loss) before taxes	(1,016)	384	118	(514)
Nine months ended September 30, 2001				
Revenues from external customers	3,999	15,440	9,912	29,351
Intersegment revenues	687	2,651	1,701	5,039
	4,686	18,091	11,613	34,390
Operating income (loss) before taxes	(4,930)	1,696	(1,009)	(4,243)
Nine months ended September 30, 2002				
Revenues from external customers	3,761	15,145	11,720	30,626
Intersegment revenues	768	3,095	2,394	6,257
	4,529	18,240	14,114	36,883
Operating income (loss) before taxes	(5,293)	2,136	1,086	(2,071)

A reconciliation of the reportable loss to the Company's consolidated totals follows:

Three months ended September 30,	2001	2002
Total operating loss	(727)	(514)
Amortization of intangible assets	(46)	0
Other income (expense)	(805)	633
Interest income	186	189
Total income (loss) before income taxes for reportable segments	(1,392)	308
Miscellaneous adjustments	1	0
Consolidated income (loss) before income taxes as reported	(1,391)	308

Nine months ended September 30,	2001	2002
Total operating loss	(4,243)	(2,071)
Amortization of intangible assets	(3,684)	0
Other income (expense)	(25)	1,450
Interest income	522	510
Total loss before income taxes for reportable segments	(7,430)	(111)
Miscellaneous adjustments	(11)	0
Consolidated loss before income taxes as reported	(7,441)	(111)

3. Comprehensive loss

Comprehensive loss consists of the following :

	Three months ended September 30, 2001	Three months ended September 30, 2002	Nine months ended September 30, 2001	Nine months ended September 30, 2002
Net loss	(1,575)	(209)	(8,739)	(372)
Other comprehensive loss:				
-Unrealized loss on investment securities	(99)	(39)	(283)	(424)

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements (Euro in thousands, except per share amounts)

4. Restructuring

Continued weak performance in the storage management business area gave rise to the decision by the board of directors to restructure the North American operations. The respective decisions taken in July are presently being implemented; the total accrual of Euro 997 for staff restructuring costs is expected to be fully utilised by the end of the current year.

Restructuring costs applied to operating expenses for the business segment Storage Management:

	As at September 30, 2002
Selling	407
General and administrative	147
Research and development	335
Maintenance	108
Total Accrual	997

These restructuring costs relate to reduction of staff.

Development of accrued liabilities for staff restructuring costs during 2002:

As at July 31, 2002	997
Less : use of accruals	(83)
As at September 30, 2002	914

Supplementary Information

Disclosure of Director's Holdings of Beta Systems Software AG (unaudited)

At September 30, 2002	Number of shares	Number of options
Management Board		
Karl-Joachim Veigel	50,059	29,600
Ralf Männlein	4,100	24,600
Dr. Oskar von Dungern	2,020	24,600
Supervisory Board		
Harald J. Joos	1,000	5,000
Alfred H. Tauchnitz *	589,250	5,000
Dr. Karl Kauermann	-	5,000
Bernhard Auer	-	5,000
Stefan Hillenbach **	1,644	5,616
Martina Dymala **	170	5,820
Beta Systems Software AG		
Repurchased shares	60,305	-

*Company founder
**Employee representatives